SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. __)

_______________________

CBL & ASSOCIATES PROPERTIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

124830100

(CUSIP Number of Class

of Securities)

_______________________

Steven Wolosky, Esq. Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, NY 10019	David J. Heymann, Esq. Melzer, Lippe, Goldstein & Breitstone, LLP 190 Willis Avenue Mineola, NY 11501

 ______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 11

CUSIP No. 124830100	13D	Page 2 of 11

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Exeter Capital Investors, L.P. I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,350,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,350,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,350,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 5.97 (1)
14	Type of Reporting Person PN

(1)	Calculation is based on a total of 173,472,151 shares of Common Stock, par value $.01 per share (“Common Stock”) of CBL & Associates Properties, Inc. (the “Issuer”) outstanding as of August 6, 2019, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2019.

CUSIP No. 124830100	13D	Page 3 of 11

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Exeter Capital GP LLC I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,350,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,350,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,350,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 5.97(1)
14	Type of Reporting Person OO

(1)	Calculation is based on a total of 173,472,151 shares of Common Stock, par value $.01 per share (“Common Stock”) of CBL & Associates Properties, Inc. (the “Issuer”) outstanding as of August 6, 2019, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2019.

CUSIP No. 124830100	13D	Page 4 of 11

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person WEM Exeter LLC I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,350,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,350,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,350,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 5.97(1)
14	Type of Reporting Person OO

(1)	Calculation is based on a total of 173,472,151 shares of Common Stock, par value $.01 per share (“Common Stock”) of CBL & Associates Properties, Inc. (the “Issuer”) outstanding as of August 6, 2019, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2019.

CUSIP No. 124830100	13D	Page 5 of 11

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Michael L. Ashner I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,350,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,350,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,350,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 5.97(1)
14	Type of Reporting Person OO

(1)	Calculation is based on a total of 173,472,151 shares of Common Stock, par value $.01 per share (“Common Stock”) of CBL & Associates Properties, Inc. (the “Issuer”) outstanding as of August 6, 2019, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2019.

CUSIP No. 124830100	13D	Page 6 of 11

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”) of CBL & Associates Properties, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2030 Hamilton Place Blvd., Suite 500, Chattanooga, Tennessee 37421.

Item 2.	Identity and Background.

(a)       This statement is being filed jointly by each of Exeter Capital Investors, L.P., a Delaware limited partnership (“ECI”), Exeter Capital GP LLC, a Delaware limited liability company (“Exeter GP”), WEM Exeter LLC, a Delaware limited liability company (“WEM”), and Michael L. Ashner, an individual (“Ashner”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of ECI, Exeter GP and WEM is 7 Bulfinch Place, Suite 500, Boston, Massachusetts 02114. The principal business address of Ashner is Two Jericho Plaza, Wing A, Suite 111, Jericho, New York 11753.

(c)       The principal business of ECI is to invest in the Common Stock. The principal business of Exeter GP is to serve as the general partner of ECI. The principal business of WEM is to serve as the managing member of Exeter GP. The principal occupation of Ashner is serving as the Chief Executive Officer of Winthrop Capital Advisors, LLC, Winthrop Realty Partners, L.P. and related companies including WEM, the principal business of each of which is investing, owning and managing in real estate and the principal business address of or each 7 Bulfinch Place, Suite 500, Boston, Massachusetts 02114.

(d) – (e) During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)       Ashner is a citizen of the United States. Each of ECI, Exeter GP and WEM are entities formed in the State of Delaware.

Item 3.	Source and Amount of Funds of Other Consideration.

The total amount of funds required to acquire the shares of Common Stock held by ECI excluding brokerage commissions, were $9,819,671. Such shares were purchased with working capital in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

CUSIP No. 124830100	13D	Page 7 of 11

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may seek a waiver of the Issuer’s ownership limitation restrictions set forth in its Certificate of Incorporation to permit the Reporting Persons to acquire more than 6% of the outstanding shares of Common Stock. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons anticipate having discussions with management and the Board of the Issuer on a constructive basis relating to the Issuer’s underperformance, overall business strategy, board composition (which include reconstitution of the Board), corporate governance, management accountability, capital allocation, capital structure and the evaluation of strategic alternatives. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest of Securities of the Issuer.

(a)       The following disclosure assumes that there are a total of 173,472,151 shares of Common Stock outstanding as of August 6, 2019, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2019. Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, as a result of the relationships described above in Item 2 and as of the close of business on August 23, 2019, each of the Reporting Persons may be deemed to beneficially own 10,350,000 shares of Common Stock that are held directly by ECI, representing approximately 5.97% of the Common Stock outstanding.

CUSIP No. 124830100	13D	Page 8 of 11

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(b)       Each of the Reporting Persons may be deemed to exercise the shared voting and dispositive authority over 10,350,000 shares of Common Stock beneficially owned directly by ECI.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(c)       Information with respect to each of the Reporting Persons transactions effected during the past 60 days are set forth on Annex A hereto.

(d)       Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)       Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

On August 23, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among any of the Reporting Persons and between the Reporting Persons and any persons with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

99.1	Joint Filing Agreement

CUSIP No. 124830100	13D	Page 9 of 11

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  August 23, 2019

EXETER CAPITAL INVESTORS, L.P.

By:	Exeter Capital GP LLC
General Partner

	By:	WEM Exeter LLC
Managing Member

		By:	/s/ Michael L. Ashner
Michael L. Ashner
Managing Member

EXETER CAPITAL GP LLC

By:	WEM Exeter LLC
Managing Member

	By:	/s/ Michael L. Ashner
Michael L. Ashner
Managing Member

WEM EXETER LLC

By:	/s/ Michael L. Ashner
Michael L. Ashner
Managing Member

/s/ Michael L. Ashner
Michael L. Ashner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 124830100	13D	Page 10 of 11

ANNEX A

Schedule of Transactions in Common Shares of the Issuer

During the Past 60 Days

Date of Transaction	Quantity Purchased	Price per Share
6/24/2019	100,000	$1.01
6/25/2019	100,000	$1.03
6/26/2019	300,000	$1.00
6/27/2019	100,000	$0.99
6/28/2019	100,000	$1.05
7/1/2019	100,000	$1.04
7/2/2019	115,808	$1.01
7/3/2019	50,000	$1.03
7/5/2019	100,000	$1.02
7/8/2019	134,192	$1.10
7/9/2019	25,000	$1.11
7/12/2019	50,000	$1.12
7/15/2019	126,566	$1.11
7/16/2019	48,434	$1.16
7/17/2019	250,000	$1.11
7/18/2019	400,000	$1.01
7/19/2019	200,000	$0.98
7/22/2019	200,000	$0.95
7/23/2019	150,000	$1.02
7/24/2019	300,000	$1.06
7/25/2019	350,000	$0.97
7/26/2019	140,000	$0.97
7/29/2019	110,000	$1.03
7/30/2019	250,000	$1.07
7/31/2019	350,000	$1.06
8/1/2019	383,370	$0.99
8/2/2019	116,630	$0.98
8/5/2019	350,000	$0.94
8/6/2019	300,000	$0.91
8/7/2019	250,000	$0.92
8/8/2019	200,000	$0.93
8/9/2019	380,000	$0.87
8/12/2019	270,000	$0.89
8/13/2019	250,000	$0.90
8/14/2019	740,000	$0.81
8/15/2019	422,611	$0.81

CUSIP No. 124830100	13D	Page 11 of 11

8/16/2019	287,389	$0.83
8/19/2019	240,000	$0.84
8/20/2019	240,000	$0.84
8/212019	400,000	$0.86
8/22/2019	290,000	$0.83
8/23/2019	480,000	$0.80